accordance with the "fiduciary out" provisions of the merger agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations), the agreements in the TRA amendment also apply in connection with the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement then in effect. <u>The TRA Representative under the TRA is IVP CIF II (PS Splitter), L.P., which is an entity affiliated with Insight Venture Management, LLC.</u> Ryan Hinkle, a director of Pluralsight, is a Managing Director of Insight Venture Management, LLC. Under the TRA amendment, Pluralsight agreed to indemnify the TRA Representative for losses in connection with its approval of the TRA amendment. For more information, please see the section of this proxy statement captioned "The Mergers—Amendment to the Tax Receivable Agreement."

The Special Meeting

Date, Time and Place

A special meeting of stockholders to consider and vote on the proposal to adopt the merger agreement will be held on [   ], 2021, at [   ], Mountain time (including any adjournments, postponements or other delays thereof, the "special meeting"). The special meeting will be held exclusively online via a live interactive webcast on the internet at [   ]. We elected to use a virtual meeting given the current public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our stockholders. You will need the control number found on your proxy card or voting instruction form in order to vote at the special meeting.

Record date; Shares Entitled to Vote

You are entitled to vote at the special meeting if you owned shares of common stock at the close of business on [   ] (the "record date"). At the special meeting, each stockholder will have one vote for each share of Class A common stock and Class B common stock that it owns as of the close of business on the record date, and ten votes for each share of Class C common stock that it owns as of the close of business on the record date.

As of the record date, there were [   ] shares of Class A common stock outstanding and entitled to vote at the special meeting, [   ] shares of Class B Stock outstanding and entitled to vote at the special meeting and [   ] shares of Class C Stock outstanding and entitled to vote at the special meeting. As of the record date, all shares of Class B common stock and Class C common stock were held of record by the Pluralsight excluded parties. As of the record date, there were [   ] shares of Class A common stock outstanding and entitled to vote at the special meeting that were not held of record by the Pluralsight excluded parties.

Quorum

As of the record date, there were [   ] shares of Class A common stock outstanding and entitled to vote at the special meeting, [   ] shares of Class B Stock outstanding and entitled to vote at the special meeting and [   ] shares of Class C Stock outstanding and entitled to vote at the special meeting. The holders of a majority of the voting power of Pluralsight's capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at the special meeting.

Requisite Stockholder Approvals

The consummation of the mergers is subject to (among other conditions) the adoption of the merger agreement by the affirmative vote of each of (1) the holders of a majority of the voting power of the outstanding shares of common stock (voting together as a single class) as of the record date and (2) the holders of a majority of the voting power of the outstanding shares of common stock (voting together as a single class) as of the record date not held by the Pluralsight excluded parties (the "requisite stockholder approvals").

payment obligations under the TRA with the TRA Representative independently of the negotiation of an acquisition proposal, allowing the Transaction Committee to more effectively compare the actual amount proposed to be paid by potential acquirers based on the actual reduction in the amount of change of control payment obligations under the TRA that would eventually be agreed by the TRA Representative, if any. It also allowed Party A and Party B to submit acquisition proposals based on their perspectives on the value of Pluralsight without considering or giving effect to the economic impact of any payment obligations under the TRA. Representatives of Qatalyst did not discuss with Party A or Party B that Pluralsight was seeking to reduce the change of control payment obligations so that Party A and Party B would not attempt to reduce their proposed "implied 'no TRA' adjusted price" to share in any savings from a reduction in the change of control payment obligations under the TRA, if a proposal were to be submitted. Representatives of Party A indicated that Party A could potentially, subject to completion of diligence, submit an acquisition proposal with an "implied 'no TRA' adjusted price" of up to $20.00 in cash per share of Pluralsight Class A common stock (equating to a proposed price per share of Class A common stock of less than $20.00, which reduction would be based on the aggregate amount of the accelerated change of control payment obligations under the TRA). Representatives of Party A made it clear that Party A did not foresee any circumstance that would cause it to pay more than an "implied 'no TRA' adjusted price" of $20.00 in cash per share of Pluralsight Class A common stock. Party B declined to submit any expression of interest or acquisition proposal. Separately, representatives of Party E communicated to representatives of Qatalyst that Party E was continuing to evaluate a potential strategic transaction with Pluralsight.

Also on November 11, 2020, representatives of Qatalyst held a telephonic conference with representatives of Vista to negotiate the terms of Vista's acquisition proposal. Because Vista's proposal of November 6, 2020, stated that the benefit of any reduction in the full TRA payment obligation would be allocated to Pluralsight's stockholders, representatives of Qatalyst informed Vista that Pluralsight would seek to amend the TRA to reduce the amount of Pluralsight's change of control obligation and sought confirmation that Vista would increase the price per share of Class A Common Stock and equivalents in its proposal in an amount equal to such reduction. Also during that meeting, representatives of Qatalyst requested from Vista a revised, higher value proposal. Following that discussion, representatives of Vista verbally provided a revised acquisition proposal of $17.75 in cash per share of Class A common stock and equivalents, assuming no reduction in the amount of the change of control payment obligation owed by Pluralsight under the TRA, which represented an estimated "implied 'no TRA' adjusted price" of $20.32 in cash per share of Class A common stock. By comparison, because Party A's indication of a proposal of up to $20.00 in cash per share was an "implied 'no TRA' adjusted price" (and therefore assumed no payment obligation under the TRA), there would be no impact to Party A's proposal of any specific reduction in the TRA payment obligation.

Also on November 11, 2020, representatives of Qatalyst and Wilson Sonsini held a telephonic conference with representatives of the TRA Representative to discuss the possibility of amending the TRA in connection with a potential change of control transaction involving Pluralsight, and proposed a fixed payment of $100 million in the aggregate to the TRA beneficiaries in full satisfaction of Pluralsight's change of control payment obligations.

On November 12, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini; at the Transaction Committee's invitation, other members of the Pluralsight Board and members of management were in attendance. Mr. Hinkle informed the Transaction Committee that his employer, Insight Partners, had implemented procedures prior to the telephonic conference among representatives of Qatalyst, Wilson Sonsini and the TRA Representative on November 11, 2020, to ensure that Mr. Hinkle would not be involved in any discussions regarding the proposed TRA amendment to reduce the amount of the accelerated change of control payment obligations at Insight Partners (including in the TRA Representative's capacity as such). Mr. Hinkle also informed the Transaction Committee that he would recuse himself from substantive discussions among the members of the Pluralsight Board regarding the negotiation of the TRA with the TRA Representative. Mr. Hinkle further informed the Transaction Committee that he would not share confidential information regarding the TRA amendment negotiations that he learned in his capacity as a member of the Pluralsight Board despite the recusal with any representatives of Insight Partners. Other members of Pluralsight Board and members of management that were also TRA beneficiaries, including Mr. Skonnard, participated in calculated as aggregate payment obligations under the TRA absent a change of control based on certain assumptions set forth in the TRA, including the assumption that Pluralsight would have sufficient taxable income in each taxable year ending on or after the change of control to fully utilize all potential future tax benefits that are subject to the TRA and that any unexchanged Holdings units would be exchanged for cash at the market value of the Class A common stock as of the closing of the change of control, and applying a discount rate to those payments equal to the lesser of (1) 6.00% per annum, compounded annually, and (2) LIBOR plus 100 basis points. The mergers, upon closing, constitute a change of control under the TRA that would cause the payment obligations to accelerate and become due and payable.

Under the TRA, the TRA Representative is provided the authority to execute any and all documents on behalf of the TRA beneficiaries, including, but not limited to, amending the TRA. The TRA Representative under the TRA is IVP CIF II (PS Splitter), L.P., which is an entity affiliated with Insight Venture Management, LLC.

For more information with respect to the TRA, please see our other filings with the SEC, including the section in our 2020 Proxy Statement captioned "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." A copy of the TRA is included as Exhibit 10.2 to Pluralsight's Annual Report for the year ended December 31, 2019 on Form 10-K/A filed with the SEC.

On December 11, 2020, in connection with the execution of the merger agreement, Pluralsight and Pluralsight Holdings entered into the TRA amendment with the TRA Representative, in accordance with the terms of the TRA. The TRA amendment establishes that the parties to the TRA (other than Pluralsight and Pluralsight Holdings) will be entitled to receive an aggregate amount of $127 million in connection with the closing of the mergers in full satisfaction of Pluralsight's payment obligation under the TRA. This represents a reduction of approximately $290 million, which is an approximately 70% reduction of the estimated aggregate amount of approximately $417 million that would have otherwise been payable to the TRA beneficiaries under the TRA in respect of a change of control of Pluralsight at the implied price per share of Class A common stock offered by Vista (such implied price equating to $18.46 per share of Class A common stock if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA), absent the TRA amendment. In addition, if Pluralsight terminates the merger agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the "fiduciary out" provisions of the merger agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations), the agreements in the TRA amendment also apply in connection with the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement then in effect.

Under the TRA amendment, Pluralsight also agreed to indemnify the TRA Representative for its expenses and losses if it is, or threatened to be made, a party to any litigation or other proceedings arising out of or relating to the TRA Representative's negotiation, execution and delivery of the TRA amendment and the transactions contemplated thereby.

Pursuant to the TRA amendment, the TRA Representative, in its own capacity, and the TRA beneficiaries that signed the TRA amendment, have agreed not to, until the termination of the merger agreement and subject to certain exceptions in the voting agreements, transfer or exchange their interests in the TRA.

The TRA amendment terminates upon the termination of the merger agreement (or any Alternative Acquisition Agreement) pursuant to its terms, unless Pluralsight terminates the merger agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the "fiduciary out" provisions of the merger agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations), in which case the TRA amendment will continue unless or until the termination of any such Alternative Acquisition Agreement.